Telzuit Medical Technologies, Inc.
                          5422 Carrier Drive, Suite 306
                             Orlando, Florida 32819
                              Phone: (407) 354-1222

                                December 8, 2005

VIA  EDGAR  AND  FEDERAL  EXPRESS
---------------------------------

Ms.  Kristi  Beshears
Division  of  Corporation  Finance
U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Re: Taylor Madison Corp., Form 10-KSB for the year ended June 30, 2004, filed October 19, 2004
     File  No.:  001-15034

Dear  Ms.  Beshears:

     On behalf of Telzuit Medical Technologies, Inc. (formerly Taylor Madison Corp.)(the "Company"), this letter responds to the comments you provided by letter August 9, 2005 regarding Form 10-KSB for the year ended June 30, 2004 for the Company. Assuming the responses set forth below are satisfactory, we intend to file a revised Form 10-K for the year ended June 30, 2004, which would incorporate our response set forth below and other miscellaneous, non-material changes. We plan to file the revised 10-K by December 31, 2005.

     Your comments are set forth below in italics, and each is followed by the Company's response.

     1. We note your responses to our comments and await your filing of Form 10-K for the year ending June 30, 2004 which incorporates the proposed revisions.

     Assuming the responses set forth below are satisfactory, we intend to revise our filing to use Form 10-K for the year ended June 30, 2004 on December 31, 2005.

     2. We note your responses to comment 3. In addition to presenting three full fiscal years of financial statements, you must also present Consolidated Statements of Operations, Stockholders' Equity and Cash Flow for the six month transition period ended June 30, 2003 (the end of the transition period) or December 31, 2002 ( the end of the last full fiscal year).

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          We  have  revised  the  Consolidated  Statements  of  Operations,
Stockholders' Equity and Cash Flows to present data for three full fiscal years as well as the six month transition period ended June 30, 2003 as well as prior year data for the comparable period. In addition we have included the Consolidated Balance sheet for June 30, 2004 and 2003 in accordance with Article 3 of Regulation S-X. In addition, we have made the corresponding revisions to Managements Discussion and Analysis as requested.


     3. Please expand your disclosure related to the Victory agreement to include the termination date, the material circumstances surrounding the termination, any material early termination penalties incurred or any outstanding obligations related to the agreement. Please also file any material contracts associated with the execution or termination of the Victory agreement as Exhibit 10 pursuant to Item 601 (a)(4) of Regulation 8-K.

     We have revised the disclosure to include the termination date. There were no material circumstances surrounding the termination nor any early termination penalties incurred or any outstanding obligations related to the agreement of the termination of the agreement. The new disclosure reads as follows:

     "Cara Mia was the first brand the Company acquired the licensing rights from Omniscient Corp. that began distribution through a licensing agreement with Victory International (USA) LLC. Cara Mia Skincare initially launched in Puerto Rico with four products created specifically as skincare solutions. The Company earned $150,000 during the year ended June 30, 2004 in connection with this agreement. Victory no longer distributes this brand and the agreement has been terminated. The agreement was terminated on June 30, 2004. There were no material circumstances surrounding the termination nor were there any early termination penalties incurred or obligations related to the agreement."


     4. We note from your responses to comments 6 and 7 that the $200,000 advance from Victory International LLC represents a licensing fee and therefore was recognized ratably over the life of the contract. Please advise us of the term of the Victory sub-licensing agreement, as it appears that 50% of the licensing fee was recognized in the period ending June 30, 2003. We may have further comment.

     The Victory advance represented a non-refundable advance against anticipated year one sales. The term of the Victory sub-licensing agreement to which the $200,000 relates was for one year - however the initial year (ended 12/31/03) called for $100,000 (or 50% of the licensing fee) to be earned by June 30, 2003.


     5. We note that you recognized a total of $250,000 in licensing fees from Victory ($100,000 for the six months ended June 30, 2003 and $150,000 for the year ended June 30, 2004). However, you disclose that the non-refundable licensing fee advanced from Victory was only $200,000. Please advise us of and disclose in your amendment your basis in GAAP for recognizing an additional $50,000 of licensing revenue.

     The additional $50,000 payment was received in cash in the quarter ended March 31, 2004 and was for licensing fee revenue unrelated to Victory.


     6. We note from your response to comment 7 that revenue pursuant to the royalty agreement negotiated with Victory never came to fruition. However, it appears that you recognized $25,867 net royalty revenue from the Victory sub-licensing agreement in the year ended June 30, 2004. Please clarify this discrepancy and revise your financial statements and related disclosures as necessary.

     The $25,867 is unrelated to the Victory sub-licensing agreement. The funds were received from DuPont Authentication Systems and were unrelated to the Victory agreement.

     7. Please clarify whether the agreed upon consideration of 2,500,000 shares of convertible preferred stock or $500,000 cash is related to the Cara Mia licensing agreement or the purchase option. If it is related to the licensing agreement, advise us of any remaining liability to Omniscent and why no accrual has been made in your financial statements as of June 30, 2004.


     The 2,500,000 preferred stock or $500,000 cash is not related to the Cara Mia licensing agreement but rather to the purchase option. The agreement was not pursued and there is no remaining liability to Omniscent.


     8. We note from Exhibit 10.2 filed with the Company's 2003 10-K that a guaranteed minimum net sales amount was established in connection with the Omniscent agreement. However, you disclose that no revenues were earned. Advise us of, and disclose in your amendment, the impact of this condition of the agreements, as well as how you have accounted for it in your financial statements.

     The agreement was subsequently sublicensed to Victory. The guaranteed minimum net sales were not obtained. Thus, there was no royalty income earned and the $200,000 received was treated as a licensing fee and recognized ratable over the life of the contract.

     9. We note your proposed revisions to Note 6. Please also include the weighted average grant-date fair value of options granted during the year in accordance with paragraph 47(b) of SFAS 123 and revise your table for the six months ended June 30, 2002 and 2001 to present pro forma net income (loss) and pro forma earnings (loss) per shares.

     We have revised the stock option plan note to include all the disclosures required by paragraphs 47 (a) and (b) of SFAS 123 as well as the significant assumptions used to estimate the fair value of options granted as required by paragraph 47 (c) of SFAS 123. As result of our analysis we have adjusted our Statement of Operations for the year ended June 30, 2004 to include a provision of $25,000 for the options issued. We have also revised the data presented in the table to agree to the amounts reported in the Statement of Operations.

     We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (407) 354-1222 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

                                           Sincerely,


                                           /s/ Donald Sproat
                                           ---------------------
                                           Donald  Sproat
                                           President and Chief Executive Officer

CC:     Brent  A.  Jones,
        Bush  Ross,  P.A.

        Timothy  S.  Hart  CPA
        Ullman  &  Hart  CPAs

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